December 20, 2006

United States Securities and Exchange Commission
Attn:  Mr. Michael C. Volley - Staff Accountant
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Volley:

As per your correspondence dated today, Secured Financial Network, Inc. wishes to make this response to your comment letter.

We are in agreement with your comments and will make the changes to our 8-K filing of December 19, 2006 as requested and make an amended filing.

Furthermore, we wish to acknowledge that:

➢	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

➢	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

➢	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully Submitted,

Michael E. Fasci
Chief Financial Officer
Secured Financial Network, Inc.